Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
May 19, 2011
VIA E-MAIL, FEDERAL EXPRESS
    AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3030

Attention:	H. Christopher Owings, Assistant Director

Re:
MarineMax, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2010
Filed December 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed December 10, 2010
Forms 10-Q for Fiscal Quarters Ended
December 31, 2010 and March 31, 2011
Filed February 8, 2011 and May 2, 2011, respectively
File No. 001-14173

Ladies and Gentlemen:
The following is in response to your letter dated May 4, 2011. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.
General
1.
SEC Comment: The representations on page 6 of our letter dated March 23, 2011 must be made by you, and not your counsel, and signed by your authorized officer. Accordingly, please provide such representations based on the foregoing requirements.

Company Response: The Company’s authorized officer has made such representations on behalf of the Company on page 9 of this letter.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

2.	SEC Comment: Please confirm to us that you will provide the disclosures, as noted in your responses, requested by comments 4, 11, 17 and 22 in our letter dated March 23, 2011 in future filings.
Company Response: The Company confirms that it will provide these disclosures, as applicable, in future filings with the Commission.
Form 10-K for Fiscal Year Ended September 30, 2010
Business, page 1
Our Company, page 1
3.
SEC Comment: We note your response to comment 1 in our letter dated March 23, 2011. With respect to the statements in the first, third and fourth bullet points, please confirm that you will disclose in future filings the basis for such statements as noted in your response and provide us with your proposed disclosure.

Company Response: The Company is the only publicly held recreational boat dealer. It has been public since 1998. It was the largest recreational boat dealer at the time of its initial public offering. Since that time, the Company has completed acquisitions of 21 recreational boat dealers. Various analysts covering the Company have stated that the Company is the largest boat dealer. These analysts have made the following statements in their reports.
•	“MarineMax is the largest boat dealer in the United States.” (Longbow Research report dated February 3, 2011)
•	“HZO is a dominant player in the highly fragmented U.S. retail boat market...” (Longbow Research report dated July 16, 2010)
•	“We would note that...HZO is the largest and best dealer network in the marine industry...” (Comments by Tim Conder, A.G. Edwards & Sons analyst, dated January 9, 2007)
•	“As the largest boat retailer of new and used boats in the U.S...”(J.P. Morgan Securities Inc. North America Equity Research report dated September 12, 2006)
•	“MarineMax is the largest retailer of new and used boats and yachts in the U.S.” (J.P. Morgan Securities Inc. North America Equity Research report dated March 1, 2005)

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

•	“As the largest dealer of recreational boats, MarineMax should benefit from an improving industry environment.” (RBC Capital Markets Research Comment dated March 4, 2004)
•	MarineMax is the largest recreational boat retailer in the U.S.” (Credit Suisse First Boston Equity Research report dated February 17, 2004)
•	“HZO is the world’s largest retailer of pleasure boats and yachts...” (Jefferies & Company, Inc. Equity Research report dated July 24, 2003)
•	“MarineMax is the world’s largest retailer of pleasure boats and yachts.” (Jefferies & Company, Inc. Equity Research report dated January 24, 2003)
•	“MarineMax is the world’s largest retailer of pleasure boats and yachts.” (Jefferies & Company, Inc. Equity Research report dated October 24, 2002)
In addition, Boating Industry magazine has published a list of the top 100 boat dealers since at least 2006. In December 2007, Boating Industry magazine reported as follows:
After two consecutive years of being ranked the No. 1 marine dealer in North America by Boating Industry magazine, MarineMax Inc. has been named the inaugural inductee into the 2007 Top 100 Dealer Hall of Fame. The award recognizes the company’s position atop the industry in a league all of its own, demonstrated by its commitment to the customer, evident throughout the entire 88-store organization.
In response to the determination by the Boating Industry magazine, the St. Petersburg Times wrote as follows:
Is it possible for a business to be too good? Boating Industry thinks so. After ranking MarineMax No. 1 on its Top 100 Dealers list for the second straight year, the trade mag will retire the Tampa company from future rankings. Why? With revenue six times larger than its next-biggest rival, MarineMax has the cash to “fuel countless business initiatives” that smaller retailers cannot. In short, it’s not only too big, but too good.
Very few companies totally dominate an industry in terms of size. A few come to mind: Intel, AutoNation, Walgreens, Waste Management, and PetSmart. The following is the disclosures they have made in their most recent Form 10-K Reports.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

•	“We are the world’s largest semiconductor chip maker, based on revenue.” (Intel Corporation Form 10-K for the fiscal year ended December 25, 2010, as filed with the Commission on February 18, 2011)
•
“AutoNation, Inc., through its subsidiaries, is the largest automotive retailer in the United States.” (AutoNation, Inc. Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on February 15, 2011)

•
“Walgreen Co., together with its subsidiaries, operates the largest drugstore chain in the United States...” (Walgreen Co. Form 10-K for the fiscal year ended August 31, 2010, as filed with the Commission on October 26, 2010)

•
“We are the leading provider of comprehensive waste management services in North America.” (Waste Management, Inc. Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on February 17, 2011)

•
“We...have become the leading specialty provider of products, services and solutions for the lifetime needs of pets.” (PetSmart, Inc. Form 10-K for the fiscal year ended January 30, 2011, as filed with the Commission on March 24, 2011)

The Company is very mindful of its disclosure responsibilities under the securities laws. It is very comfortable it is in fact the largest recreational boat dealer in the United States.
Risk Factors, page 23
The availability and costs of borrowed funds..., page 23
4.
SEC Comment: We note your response to comment 2 in our letter dated March 23, 2011. Please clarify in the second paragraph, if correct, that the facility’s floor commitment may be lower than $100 million upon the occurrence of certain events. Please disclose such events in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and include a cross-reference to such section in this risk factor.

Company Response: The Company confirms that the commitment amount is $100 million, and it will provide the requested disclosure in future filings with the Commission as to limitations on availability if the borrowing base is less than the commitment amount and quantify such amount.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40
5.	SEC Comment: We note your response to comment 3 in our letter dated March 23, 2011. We also note the statements below.
•
The statement in the first full risk factor on page 24 that “[the efforts to grow our financing and insurance, parts and accessory, service, and boat storage]...are designed to increase our revenue and reduce our dependence on the sale of new boats.”

•
The statement in the third paragraph, third sentence on page 44 that “[g]ross profit has also been positively impacted by a product mix shift from boat sales to...brokerage services, finance and insurance products, and service, parts and accessories products”

Please clarify whether the foregoing statements represent your intention to focus less on boat sales and more on the financing and insurance; service, parts and accessories; and brokerage segments of your business.
Company Response: The foregoing statements are not representative of the Company’s intention to focus less on boat sales and more on the financing and insurance; service, parts and accessories; and brokerage segments of its business. The statements merely reflect the Company’s business initiatives designed to offer additional complimentary products and services, including those involving higher product margins, to better serve its customers and create an overall enjoyable boating experience.
Liquidity and Capital Resources, page 46
6.
SEC Comment: We note your response to comment 5 in our letter dated March 23, 2011. Please clarify how your dealerships determine how much to distribute to you, if such distributions are not based on such dealerships’ revenues from products and service sales.

Company Response: The dealerships do not determine how much to distribute to the Company. It is the Company, as a 100% owner of each of the dealerships, that makes the determination.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

Controls and Procedures, page 50
Limitations on the Effectiveness of Controls, page 50
7.
SEC Comment: We note your response to comment 7 in our letter dated March 23, 2011. Please confirm that, in addition to including the revised paragraph included in such response, you will also disclose in future filings, in the subsection “Limitations on the Effectiveness of Controls,” that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, if such statement is accurate at the time of such disclosure.

Company Response: The Company will disclose in future filings with the Commission that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, if such statement is accurate at the time of such disclosure.
Definitive Proxy Statement on Schedule 14A
Incentive Compensation, page 13
8.
SEC Comment: We note your response to comment 13 in our letter dated March 23, 2011. Please clarify how the determination that the executive officers achieved a “portion” of their goals for fiscal 2010 led to your conclusion that the executive officers satisfied 50% of their performance goals for fiscal 2010.

Company Response: It is a mathematical computation, which is calculated by the Company and reviewed by both Internal Audit and the Compensation Committee.
Executive Compensation, page 15
Outstanding Equity Awards at Fiscal Year-End, page 18
9.
SEC Comment: We note your response to comment 16 in our letter dated March 23, 2011. Footnote (1) should provide clear disclosure on when each award that is disclosed in the table will vest. Your current disclosure of when such awards have historically vested does not provide readers with such clear disclosure. Additionally, readers cannot easily ascertain which options disclosed in the table were granted during fiscal 2010 and therefore subject to the vesting periods disclosed on page 14. Accordingly, we re-issue comment 16.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

Company Response: Although the grant dates for the awards and the corresponding vesting schedules may be ascertained from the Company’s disclosure in the Proxy Statement and other filings with the Commission, in its future proxy statements, the Company will include a column in the table showing the grant date of each award reported and a statement of the standard vesting schedule that applies to the reported awards. The Company further believes readers can easily ascertain options that were granted during fiscal 2010 and the vesting periods thereon by reviewing the “Grants of Plan-Based Awards” table and related footnotes on page 17 of the Proxy Statement.
Director Compensation, page 28
10.
SEC Comment: We note your response to comment 21 in our letter dated March 23, 2011. Please indicate in footnote (1) to the Director Compensation table the amount of the fees for each of Messrs. Furman, Kant, Knittel, Watters and Woodman that was paid in shares of your common stock. See Instruction to Item 402(k) of Regulation S-K and Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Company Response: The Company confirms that it will provide the requested disclosure in future filings with the Commission.
Forms 10-Q for Fiscal Quarters Ended December 31, 2010 and March 31, 2011
11.	SEC Comment: Please comply with comments 6 and 7, as they apply to your Forms 10-Q.
Company Response: The Company confirms that it will provide these disclosures, as applicable, in future filings with the Commission.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.
Sincerely,
/s/ Robert S. Kant
Robert S. Kant
RSK/ge

cc:
Charles Lee, Attorney-Advisor, United States Securities and Exchange Commission
Bridgette Lippmann, Special Counsel, United States Securities and Exchange Commission
William H. McGill, Chairman of the Board, President, Chief Executive Officer, and Director, MarineMax, Inc.
Michael H. McLamb, Executive Vice President, Chief Financial Officer, Secretary, and Director, MarineMax, Inc.
Kurt M. Frahn, Vice President of Finance and Treasurer, MarineMax, Inc.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2011

***
The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely, MarineMax, Inc.
/s/Michael H. McLamb

By: Michael H. McLamb
Title:	Chief Financial Officer